

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 6, 2007

Mr. Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

> **RE:** **Rockwood Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **File No. 1-32609**
>
> **Rockwood Specialties, Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **File No. 333-109686**

Dear Mr. Zatta:

We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, John Hartz, the undersigned, at (202) 551-3769.

Sincerely,

John Hartz
Senior Assistant Chief Accountant